Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 14 dated June 3, 2025, to the Offering Circular dated June 17, 2024

This document serves as a supplement to the offering circular for Energea Portfolio 3 Africa LLC, dated June 17, 2024, which we have filed with the Securities and Exchange Commission (collectively, the "Offering Circular"). This document should be read in conjunction with the Offering Circular. Unless otherwise specified in this supplement, capitalized terms used herein shall have the same meanings as those defined in the Offering Circular.

The purpose of this supplement is to disclose:

•       Revisions to Description of Business

Formation of New Company

Energea Portfolio 3 Holdco Ltd ("Holdco") was incorporated on October 30, 2023, as a private South African company, with registration No. 2023/164388/07 and with registered office address at 15 Alice Lane, Sandton, Gauteng, 2196 and is wholly owned by the Company.

Holdco has engaged Simon Paul Magner, ID: 8005295158084, as the executive accounting officer.

Summary of Transaction

The Company and Holdco entered into a series of agreements with Sun Exchange (Pty) Ltd and The Sun Exchange (SA) Bewind Trust, resulting in the transition of project management and ownership from Sun Exchange to Holdco.

In connection with the transition of project management and ownership from Sun Exchange to Holdco, two sets of agreements were executed: one related to projects in which the Company owned 100% of the solar cells and another related to projects in which the solar cells were partially owned by the Company. Although executed separately, the intent and structure of both sets of agreements were materially similar.

Although the transaction agreements between the Company, Holdco, and Sun Exchange (Pty) Ltd and The Sun Exchange (SA) Bewind Trust were executed in December 2024 and February 2025, the effective transfer of the Projects and related assets occurred on April 30, 2025. This delay was due to the time required to complete VAT registration in South Africa, which was a necessary condition for the operational transfer of the Projects.

Impact on the Offering Circular

Previously, the Company's projects followed the structure outlined in its offering circular, where:
•       Projects were owned by The Sun Exchange (SA) Bewind Trust.
•       Projects were leased to customers by the Trust, with lease payments based on electricity production.
•       The Company owned and leased photovoltaic cells to the Trust via the "Cell Owner Agreement."
•       The Company had control rights over projects through the Investment Services Agreement.

With this transaction, Sun Exchange is no longer involved, and the Company, through Holdco, now directly owns and manages all Projects, including their components, leases, and operations. All Projects are fully insured.